December 18, 2007
Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Room 4561
Washington, D.C. 20549

Re:	TechTeam Global, Inc.
Form 10-K for the year ending December 31, 2006
Filed March 16, 2007
Form 10-Q for the quarterly period ended June 30, 2007
Filed August 9, 2007
File No. 000-16284
Dear Mr. Krikorian:
We respectfully submit to you the following in response to your letter dated December 4, 2007:
Form 10-Q for the quarterly period ended September 30, 2007
Notes to the Financial Statements
Note 6. Stock-Based Compensation, page 8
Comment 1
We note the SAB 99 materiality analysis you have provided in response to prior comment number 1, which supports your conclusion that the error in recording stock-based compensation in the second and third quarters of fiscal year 2006 were not material to your reported results. However, we note that you have performed the quantitative analysis by comparing the error to your adjusted non-GAAP net income. We do not believe it is appropriate to use non-GAAP measures when determining whether an error is quantitatively material to your reported results. Therefore, please provide your materiality analysis which assesses the quantitative impact of the error on your reported GAAP net income and earnings per share.
Response 1
A.	Introduction
The quantitative analysis contained in our response to the Staff’s prior comment number 1 contained a comparison of the error to reported GAAP net income as well as to our adjusted non-GAAP net income. We have amended our response to remove the comparison to non-GAAP net income.

Mr. Stephen Krikorian
December 18, 2007

B.	Analysis
The following table outlines various quantitative measures of the error as compared to reported GAAP net income for each affected quarter:

	Quarter Ended
	June 30,	September 30,	December 31,
	2006	2006	2006

Error — increase (decrease) in expense, net of tax	$(3,843)	$22,671	$(18,543)
Net income (loss), as reported	$(75,139)	$370,125	$1,201,938
Error as a percentage of net income (loss)	5.1%	6.1%	1.5%

Diluted earnings per share, as reported	$(0.01)	$0.04	$0.1166
Diluted earnings per share, if corrected	$(0.01)	$0.04	$0.1149

Consensus analyst estimate	$0.045	$0.065	$0.075
As set forth in the table above, the error constituted only 1.5% of net income for the fourth quarter of 2006. While the error exceeded 5% of net income for each of the second and third quarters of 2006, such errors were quite small in absolute dollar terms and did not impact diluted earnings per share for either quarter. Since the Company’s reported diluted earnings (loss) per share for the second and third quarters remain the same before and after the correction, a reasonable investor would not have been misled by the error.
Moreover, the error did not distort, or mask a change to, the trend in earnings based on the Company’s historical net income (loss) and diluted earnings (loss) per share (“DEPS”) during fiscal 2005 and 2006, which were as follows:

	2005		2006
			Net
	Net Income	DEPS	Income (Loss)	DEPS

First quarter	$1,749,965	$0.18	$336,771	$0.03
Second quarter	$1,577,661	$0.16	$(75,139)	$(0.01)
Third quarter	$1,229,053	$0.12	$370,125	$0.04
Fourth quarter	$908,479	$0.09	$1,201,938	$0.12
As required under SAB 99, the Company also considered various other factors in assessing the materiality of the misstatement for each of the affected quarters of 2006. The Company’s analysis revealed, among other things, the following:
•	The misstatement was unintentional.

•	The misstatement did not impact the Company’s compliance with any regulatory or contractual requirements.

•	The misstatement did not impact the Company’s compliance with any loan covenants under the Company’s then-outstanding credit agreement with a bank.

Mr. Stephen Krikorian
December 18, 2007

•	The misstatement did not concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability.

•	The misstatement had no impact on management’s compensation. Net income for fiscal 2006, upon which management’s primary bonus plan is measured, was properly stated.

•	The misstatement did not involve the concealment of an unlawful transaction.

•	The Company exceeded the individual and consensus analyst estimates for the fourth quarter of 2006 regardless of whether earnings per share was $0.11 or $0.12 (due to rounding up rather than rounding down). Therefore, the misstatement does not hide a failure to meet analysts’ consensus expectations.
C.	Conclusion
Based upon the foregoing analysis, the Company concluded that the misstatement was not material from either a quantitative or qualitative perspective for any quarter in fiscal 2006. The Company further believes that the judgment of a reasonable person relying upon the Company’s periodic reports would not have been changed or influenced by the correction of the misstatement.
Thank you for your consideration.

Very truly yours,
/s/ Marc J. Lichtman
Marc J. Lichtman
Vice President, Chief Financial Officer and Treasurer